Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated August 29, 2023 in the Report of Foreign Private Issuer on Form 6-K, under the Securities Exchange Act of 1934, with respect to the consolidated balance sheets of Alpha Mind Technology Limited, its subsidiaries, and variable interest entities (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of income (loss) and comprehensive income (loss), shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes included herein.

San Mateo, California	WWC, P.C.
August 29, 2023	Certified Public Accountants
PCAOB ID: 1171